Orbit Acquisition Corp.
623 Fifth Avenue, 19th Floor
New York, New York 10022
(212) 209-2000
September 2, 2009
VIA EDGAR
Mr. Scott Anderegg
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orbit Acquisition Corp. Request to Withdraw Registration Statement on Form S-l (File No. 333-149404)
Dear Mr. Anderegg:
     Orbit Acquisition Corp., a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), the Registration Statement on Form S-l (File No. 333-149404), including all amendments and exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2008, and as amended on May 1, 2008, June 16, 2008 and July 23, 2008 (the “Registration Statement”), effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. No sales have been made or will be made pursuant to the Registration Statement.
     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours, ORBIT ACQUISITION CORP.
By:	/s/ Simon Raykher
Simon Raykher
General Counsel Satellite Asset Management, L.P. on behalf of Orbit Acquisition Corp.